NEW CENTURY COMPANIES, INC.

June 3, 2009

Andri Boerman
Julie Sherman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re: New Century Companies, Inc
Form 10-KSB for the year ended December 31, 2007
Filed May 15, 2008
File No. 000-09459

Dear MS. Boerman and MS. Sherman,

Form 10-KSB for the year ended December 31, 2007
Response: Letter of April 22, 2009, Note 9. Loss Per Share, page F-36

Referring to prior comment 1. Response to additional comments regarding dividends on preferred stock Series C and D:

1. We not from your response that you do not formally declare dividends, but instead accrue them every six months in June and December. Since the preferred shares are mandatory and cumulative, please explain by law if you are required to declare dividends.
   - Under Delaware law, the terms of any series of Preferred Stock, including those related to the payment of dividends, are governed by the provisions of the applicable Certificate of Designations as well as the provisions of the Delaware General Corporation Law as to when a Delaware corporation can pay dividends. Pursuant to the Certificate for the Series C Preferred Stock, the dividends "shall be paid only when, as and declared by the Board of Directors." Accordingly, under law, the payment of dividends requires authorization from the Company's board. In contrast, the Certificate for the Series D Preferred Stock provides that "dividends shall be paid whether or not declared." Thus, the Company has an obligation under the Certificate to pay dividends. In either case, the payment of dividends is subject to the provisions of the Delaware statute prohibiting the payment when a company's capital is impaired. Finally, even if a company is required to pay dividends, to the extent that the Delaware statute of limitations provides a defense to such obligation, that obligation is then extinguished as a matter of law.

2. Further, given that you do not intend to ever pay the dividends please discuss why recording a liability is appropriate.
   - We continue to record the liability for accrued dividends, as it is the proper accounting procedure.

3. Please provide us with a copy of the preferred stock agreements for both the Series C and Series D preferred shares.
   - Previously provided.

9831 Romandel Ave, Santa Fe Springs, CA 90670 Tel:(562) 906-8455 Fax:(562) 906-8459

4. Please confirm with the appropriate individual whether any of the holders of preferred shares are also holders of any common shares, even if they hold a small amount of common shares.

- There is no definitive way to know all shareholders who hold stock in the street name.

5. We note from your response that there are "no provisions" to convert unpaid dividends to common stock. Please also confirm whether any unpaid dividends were ever converted to common shares, even though there are no provisions in the contract to convert.

- No unpaid dividends were ever converted to common stock.

6. We understand from your response that it is "your opinion" that there is no preference in liquidation for the unpaid dividends. Please tell us what the preferred stock agreements states with regards to unpaid dividends and whether you have consulted legal counsel to make your conclusion.

- The preferred stock agreements do not express a preference for unpaid dividends.

7. We understand from your response that you do not have a written legal opinion "available" for the disposition of the dividends over four years old. Please clarify what is meant by "available", specifically if there ever was a written legal opinion.

- I recall we did consult an attorney several years ago but cannot find any written opinion.

8. We note you are relying upon California's "statute of limitations" for your accounting for the disposition of preferred dividends over four years old. Please provide further analysis and authority to why you believe the statue of limitation applies to the preferred stock agreement. Provide any documentation you obtained from counsel in order to support your analysis.

- We do not have any documentation. However, it is my firm belief that the statue of limitations in both Delaware and California apply.

Sincerely,

David Duquette
President